RUBICON

  MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX	FEBRUARY 20, 2003
OTCBB – SYMBOL: RUBIF	PR03-06

RUBICON CLOSES $4.75 MILLION FINANCING

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) announces that the Company has sold, to qualified purchasers by way of a best efforts private placement, 4,535,300 Units at a price of $1.05 per Unit for gross proceeds of $4,762,065. The Units were sold through a syndicate led by Research Capital Corporation and including First Associates Investments Inc., Haywood Securities Inc. and Salman Partners Inc. (together the “Agents”).  A final closing relating to the financing is scheduled to occur early next week. As a result of today’s closing, the Agents received an over allotment option, exercisable at any time following 30 days from today (March 22, 2003), to acquire that number of Units equal to 15% of the Units sold.

Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant. Each whole Common Share Purchase Warrant entitles the holder to purchase one Common Share at a price of $1.25 per Common Share until February 20, 2005. Research Capital Corporation acted as lead Agent in placing the Units, for which the Company paid a $285,723.90 (6%) cash commission and issued warrants which entitle the Agents to purchase 272,118 (6%) Common Shares at a price of $1.05 per Common Share until February 20, 2005. The securities issued today are subject to a hold period until June 21, 2003.

The net proceeds of the financing will be used to fund exploration on the Company’s Red Lake assets, including the McFinley Gold Project, Ontario and for general working capital and corporate development purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

All dollars in this release are in Canadian funds.

RUBICON MINERALS CORPORATION

“David W. Adamson”

______________________

President & CEO

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

_______________________________________________________________________________________________________________________________________
TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.